# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 22, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

## FullCircle Registry, Inc.

## File No. 333-152062 - CF#24585

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FullCircle Registry, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 1, 2008.

Based on representations by FullCircle Registry, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3          through June 10, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director